SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Alpine Income Property Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

02083X 103

(CUSIP Number)

Daniel E. Smith, Esq.

Senior Vice President, General Counsel & Corporate Secretary

CTO Realty Growth, Inc.

369 N. New York Avenue, Suite 201

Winter Park, Florida 32789

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Zachary Swartz, Esq.

Vinson & Elkins, LLP

901 East Byrd Street, Suite 1500

Richmond, Virginia 23219

March 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083X 103	Schedule 13D/A	Page 2

1	NAME OF REPORTING PERSON CTO Realty Growth, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,944,653 (1)
	8	SHARED VOTING POWER 388,015 (2)
	9	SOLE DISPOSITIVE POWER 1,944,653 (1)
	10	SHARED DISPOSITIVE POWER 388,015 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,332,668 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (1)(2)(3)
14	TYPE OF REPORTING PERSON CO

(1)

Includes 1,008,950 units of limited partnership interest (“Units”) in Alpine Income Property OP, LP (the “Operating Partnership”) convertible into 1,008,950 shares of the Common Stock, par value $0.01 per share (“Common Stock”) of Alpine Income Property Trust, Inc. (the “Issuer”). In general, the Units are redeemable for cash or, at the Issuer’s election, convertible into shares of Common Stock on a one-for-one basis following a one year holding period. The Units are not entitled to vote on any matters submitted to the stockholders of the Issuer.

(2)

CTO18 Jacksonville FL LLC (“CTO Jacksonville”) directly holds 208,770 Units and Indigo Group Ltd. (“Indigo”) directly holds 6,134 Units, convertible into 208,770 and 6,134 shares of Common Stock, respectively, and CTO TRS Crisp39 LLC (“Crisp39”) directly holds 173,111 shares of Common Stock. Each of CTO Jacksonville and Crisp39 is a direct wholly owned subsidiary of CTO Realty Growth, Inc. (“CTO”), and Indigo is an indirect wholly owned subsidiary of CTO. As the sole member of CTO Jacksonville and Crisp39, and as the sole stockholder of the general partner of Indigo, CTO may be deemed to have shared voting and dispositive power over these shares.

(3)

Based on 14,064,114 shares of Common Stock outstanding as of March 21, 2023, 1,223,854 Units beneficially owned by CTO convertible into 1,223,854 shares of Common Stock, and 479,640 Units owned by third parties convertible into 479,640 shares of Common Stock.

CUSIP No. 02083X 103	Schedule 13D/A	Page 3

1	NAME OF REPORTING PERSON CTO TRS Crisp39 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 173,111 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 173,111 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,111 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Crisp39 directly holds 173,111 shares of Common Stock. As the sole member of Crisp39, CTO may be deemed to have shared voting and dispositive power over these shares.
(2)

Based on 14,064,114 shares of Common Stock outstanding as of March 21, 2023, 1,223,854 Units beneficially owned by CTO convertible into 1,223,854 shares of Common Stock, and 479,640 Units owned by third parties convertible into 479,640 shares of Common Stock.

CUSIP No. 02083X 103	Schedule 13D/A	Page 4

This Amendment No. 8 to the Schedule 13D filed on December 2, 2019 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on December 16, 2019, by Amendment No. 2 to the Original Schedule 13D, filed on March 4, 2020, by Amendment No. 3 to the Original Schedule 13D, filed on March 16, 2020, by Amendment No. 4 to the Original Schedule 13D, filed on May 1, 2020, by Amendment No. 5 to the Original Schedule 13D, filed on October 9, 2020, by Amendment No. 6 to the Original Schedule 13D, filed on December 16, 2020, by Amendment No. 7 to the Original Schedule 13D, filed on September 21, 2022 (as amended and supplemented, collectively, this “Schedule 13D”) relating to the common stock, $0.01 par value (the “Common Stock”), of Alpine Income Property Trust, Inc. (the “Issuer”), a Winter Park, Florida based, real estate investment trust.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by:

i.

CTO Realty Growth, Inc., a Maryland corporation, with respect to the shares of Common Stock and Units directly and beneficially owned by it and the formation of a “group” with Crisp39 within the meaning of Rule 13d-5(b) under the Act;

ii.

CTO TRS Crisp39 LLC, a Delaware limited liability company, with respect to the shares of Common Stock directly beneficially owned by it and the formation of a “group” with CTO within the meaning of Rule 13d-5(b) under the Act;

iii.	John P. Albright, a United States Citizen, as the President and Chief Executive Officer of CTO, with respect to the shares of Common Stock directly beneficially owned by him;

iv.

Matthew M. Partridge, a United States Citizen, as the Senior Vice President, Chief Financial Officer and Treasurer of CTO, with respect to the shares of Common Stock directly beneficially owned by him;

v.	Daniel E. Smith, a United States Citizen, as the Senior Vice President, General Counsel and Corporate Secretary of CTO, with respect to the shares of Common Stock directly beneficially owned by him;

vi.	Steven R. Greathouse, a United States Citizen, as the Senior Vice President and Chief Investment Officer of CTO, with respect to the shares of Common Stock directly beneficially owned by him; and

vii.	George R. Brokaw, a United States Citizen, as a member of the board of directors of CTO, with respect to the shares of Common Stock directly beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. Each of John P. Albright, Matthew M. Partridge, Daniel E. Smith, Steven R. Greathouse and George R. Brokaw (the “CTO Directors and Officers”) are filing this Statement jointly with CTO and Crisp39, as they may be considered part of a “group” under Section 13(d)(3) of the Act that includes CTO and Crisp39. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the CTO Directors and Officers that they are part of such group.

a.

The address of the principal office of CTO and Crisp39, and the business address of John P. Albright, Matthew M. Partridge, Daniel E. Smith and Steven R. Greathouse, is 369 N. New York Avenue, Suite 201, Winter Park, Florida 32789.

b.	The principal business of CTO is owning income properties comprised of approximately 3.7 million square feet in diversified markets in the United States and serving as the manager of the Issuer.

c.	Crisp39 is a wholly owned taxable REIT subsidiary formed by CTO for the purposes of holding certain assets and investments of CTO.

CUSIP No. 02083X 103	Schedule 13D/A	Page 5

d.	The principal occupation of John P. Albright is serving as the President and Chief Executive Officer of CTO and the President and Chief Executive Officer of the Issuer.

e.

The principal occupation of Matthew M. Partridge is serving as the Senior Vice President, Chief Financial Officer and Treasurer of CTO and Senior Vice President, Chief Financial Officer and Treasurer of the Issuer.

f.

The principal occupation of Daniel E. Smith is serving as the Senior Vice President, General Counsel and Corporate Secretary of CTO and the Senior Vice President, General Counsel and Corporate Secretary of the Issuer.

g.	The principal occupation of Steven R. Greathouse is serving as the Senior Vice President and Chief Investment Officer of CTO and the Senior Vice President and Chief Investment Officer of the Issuer.

h.	The principal occupation of George R. Brokaw is private investor, and Mr. Brokaw’s business address is 3555 Curtis Drive, Teton Village, Wyoming 83025.

i.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

j.	John P. Albright, Matthew M. Partridge, Daniel E. Smith, Steven R. Greathouse and George R. Brokaw are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On November 21, 2019, CTO committed to purchase 421,053 shares of Common Stock (the “IPO Shares”) in the Issuer’s initial public offering for a total purchase price of $8,000,000 (the “IPO Purchase”). The purchase of the IPO Shares was funded with working capital and a draw on CTO’s existing revolving credit facility (the “Credit Line Draw”). The closing of the IPO Purchase occurred on November 26, 2019.

Concurrent with the Issuer’s initial public offering, on November 26, 2019, CTO entered into a stock purchase agreement by and between CTO and the Issuer (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Issuer agreed to sell and CTO agreed to purchase, 394,737 shares of Common Stock (the “Private Placement Shares”) for a total purchase price of $7,500,000, following the satisfaction of certain closing conditions specified therein (the “Private Placement”). The purchase of the Private Placement Shares was funded through working capital and the Credit Line Draw. The closing of the Private Placement occurred on November 26, 2019.

Concurrent with the Issuer’s initial public offering, on November 26, 2019, CTO and certain of its affiliates entered into contribution agreements with Alpine Income Property OP, LP (the “Operating Partnership”), pursuant to which CTO and such affiliates contributed to the Operating Partnership five properties in exchange for an aggregate of 1,223,854 units of limited partnership interest of the Operating Partnership (“Units”), which had an initial value of $23,253,226 (the “Contribution Transactions”). The closing of the Contribution Transactions occurred on November 26, 2019.

CTO purchased Common Stock subsequent to the November 26, 2019 IPO, with working capital in open market transactions for a total purchase price of $2,152,087.

The Common Stock purchased by Crisp39 was purchased with working capital in open market transactions for a total purchase price of $2,830,240.

The Common Stock purchased by each of John P. Albright, Matthew M. Partridge, Daniel E. Smith, Steven R. Greathouse and George R. Brokaw was purchased with personal investment funds in open market transactions. The aggregate purchase price of the shares of Common Stock beneficially owned by John P. Albright is approximately $52,435.00, including brokerage commissions. The aggregate purchase price of the shares of Common Stock beneficially owned by Matthew M. Partridge is approximately $24,981.70, including brokerage commissions. The aggregate purchase price of the shares of Common Stock beneficially owned by Daniel E. Smith is approximately

CUSIP No. 02083X 103	Schedule 13D/A	Page 6

$120,777.90, including brokerage commissions. The aggregate purchase price of the shares of Common Stock beneficially owned by Steven R. Greathouse is approximately $124,321.53, including brokerage commissions. The aggregate purchase price of the shares of Common Stock beneficially owned by George R. Brokaw is approximately $25,523.44, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Items 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D. The Reporting Persons may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase additional shares of Common Stock or Units or dispose of some or all of the shares of Common Stock or Units held by them, and the Reporting Persons reserve the right to change their intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D. The Reporting Persons may enter into one or more 10b5-1 trading plans to execute purchases and/or dispositions of Common Stock or Units from time to time. A subsidiary of CTO and an affiliate of Crisp39 serves as the external manager of the Issuer pursuant to the management agreement described in Item 6 of this Schedule 13D. John P. Albright is the President and Chief Executive Officer of the Issuer. Matthew M. Partridge is the Senior Vice President, Chief Financial Officer and Treasurer of the Issuer. Daniel E. Smith is the Senior Vice President, General Counsel and Corporate Secretary of the Issuer. Steven R. Greathouse is the Senior Vice President and Chief Investment Officer of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(i)	The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

Reporting Person	Number of Shares Beneficially Owned**		Percentage of Class (%)***
CTO Realty Growth, Inc.	2,332,668	(1)(2)	14.8
CTO TRS Crisp39 LLC	173,111	(2)	1.1
John P. Albright	2,944	(3)	*
Matthew M. Partridge	1,658	(4)	*
Daniel E. Smith	7,300	(5)	*
Steven R. Greathouse	7,256	(6)	*
George R. Brokaw	2,000	(7)	*

*	Under 0.1%.
**	Holdings are as of March 21, 2023.
***

Based on 14,064,114 shares of Common Stock outstanding as of March 21, 2023, 1,223,854 Units beneficially owned by CTO convertible into 1,223,854 shares of Common Stock, and 479,640 Units owned by third parties convertible into 479,640 shares of Common Stock.

(1)

Includes 1,008,950 Units convertible into 1,008,950 shares of the Common Stock directly held by CTO and with respect to which CTO has sole voting and dispositive power, and 214,904 Units convertible into 214,904 shares of the Common Stock indirectly held by CTO through CTO Jacksonville and Indigo, wholly owned subsidiaries of CTO, and with respect to which CTO has shared voting and dispositive power. In general, the Units are redeemable for cash or, at the Issuer’s election, convertible into shares of Common Stock on a one-for-one basis following a one year holding period. The Units are not entitled to vote on any matters submitted to the stockholders of the Issuer. CTO has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition the shares of Common Stock beneficially owned by CTO.

CUSIP No. 02083X 103	Schedule 13D/A	Page 7

(2)	Crisp39 directly holds 173,111 shares of Common Stock. As the sole member of Crisp39, CTO may be deemed to have shared voting and dispositive power over these shares.
(3)	John P. Albright has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Mr. Albright.
(4)	Matthew M. Partridge has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Mr. Partridge.
(5)

Daniel E. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 4,800 shares of Common Stock, and the shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,500 shares of Common Stock. Mr. Smith’s shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 2,500 shares of Common Stock is shared with his spouse.

(6)	Steven R. Greathouse has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the share of Common Stock beneficially owned by Mr. Greathouse.
(7)	George R. Brokaw has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the share of Common Stock beneficially owned by Mr. Brokaw.

(i)	Annex A hereto sets forth any transactions in Common Stock that were effected during the past 60 days by the Reporting Persons.

(ii)

Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock or Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between or among any of the Reporting Persons with respect to the securities of the Issuer.

On November 26, 2019, Alpine Income Property Manager, LLC, a wholly owned subsidiary of CTO (the “Manager”), the Issuer and the Operating Partnership entered into a Management Agreement (the “Management Agreement”). Pursuant to the Management Agreement, the Manager manages the Issuer’s assets and the day-to-day operations of the Issuer. In connection with the services provided by the Manager, the Manager is entitled to receive a base management fee equal to 0.375% per quarter of the Issuer’s “total equity” (as defined in the Management Agreement and based on a 1.5% annual rate), calculated and payable in cash, quarterly in arrears. In addition, the Manager is entitled to receive an incentive fee, payable annually, in the amount equal to the greater of (a) $0.00 and (b) the product of (i) 15% multiplied by (ii) the “outperformance amount” multiplied by (c) the “weighted average shares” (as such terms are defined in the Management Agreement). If the Management Agreement is terminated without cause, the Manager shall receive a termination fee equal to three times the sum of (x) the average annual base management fee earned by the Manager during the 24-month period immediately preceding the most recently completed calendar quarter prior to the termination date and (y) the average annual incentive fee earned by the Manager during the two most recently completed “measurement periods” (as defined in the management agreement) prior to the termination date.

The Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

SIGNATURE PAGE FOLLOWS

CUSIP No. 02083X 103	Schedule 13D/A	Page 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 21, 2023

CTO REALTY GROWTH, INC.		CTO TRS CRISP39 LLC

By:	/s/ John P. Albright	By:	CTO Realty Growth, Inc., its sole member
	John P. Albright,	By:	/s/ John P. Albright
	President and Chief Executive Officer		John P. Albright,
President and Chief Executive Officer

JOHN P. ALBRIGHT`		STEVEN R. GREATHOUSE

By:	/s/ John P. Albright	By:	/s/ Steven R. Greathouse

DANIEL E. SMITH		MATTHEW M. PARTRIDGE

By:	/s/ Daniel E. Smith	By:	/s/ Matthew M. Partridge

GEORGE R. BROKAW

By:	/s/ George R. Brokaw

CUSIP No. 02083X 103	Schedule 13D/A	Page 9

Annex A

Set forth below are the transactions in shares of Common Stock that were effected by the Reporting Persons during the past 60 days.

Name	Date	No. of Shares	Transaction	Price	Method
CTO TRS Crisp39 LLC	3/13/2023	23,385	Acquisition	$16.3301	Open Market
CTO TRS Crisp39 LLC	3/14/2023	23,385	Acquisition	$16.3238	Open Market
CTO TRS Crisp39 LLC	3/15/2023	23,385	Acquisition	$16.2047	Open Market
CTO TRS Crisp39 LLC	3/16/2023	23,350	Acquisition	$16.1052	Open Market
CTO TRS Crisp39 LLC	3/17/2023	23,113	Acquisition	$16.0592	Open Market
CTO TRS Crisp39 LLC	3/20/2023	12,639	Acquisition	$16.3052	Open Market
CTO TRS Crisp39 LLC	3/21/2023	14	Acquisition	$16.8000	Open Market